UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-39054

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Envista Holdings Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, CA 92821-6208
714-817-7000

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
TABLE OF CONTENTS
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee
Envista Holdings Corporation Savings Plan
200 S. Kraemer Blvd., Building E
Brea, CA 92821

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Envista Holdings Corporation Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Schedule H, line 4i, - Schedule of Assets (Held At End of Year) as of December 31, 2024 and of Schedule H, line 4a, - Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2024.

Costa Mesa, CA
June 11, 2025

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
($ in thousands)

ASSETS	2024	2023
Investments
Money market funds	$2,635.8	$476.1
Envista stock fund	3,491.5	4,109.0
Mutual funds	20,157.7	18,116.6
Common/collective trusts	495,313.2	449,053.9
Self-directed brokerage account	55,948.3	44,078.6
Total Investments	577,546.5	515,834.2
Receivables:
Participant contributions	—	291.2
Employer contributions	7,081.1	150.4
Notes receivable from participants	7,020.1	6,694.1
Total receivables	14,101.2	7,135.7
NET ASSETS AVAILABLE FOR BENEFITS	$591,647.7	$522,969.9

See the accompanying notes to the financial statements.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
($ in thousands)

ADDITIONS
Contributions:
Participants	$28,233.4
Rollovers	3,723.2
Employer	19,419.6
Total contributions	51,376.2
Interest income on notes receivable from participants	537.9
Interest and dividend income	2,393.6
Net appreciation of the fair value of investments	78,856.7
Total additions	133,164.4

DEDUCTIONS
Benefit payments	(64,145.0)
Administrative expenses	(341.6)
Total deductions	(64,486.6)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	68,677.8

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	522,969.9
End of year	$591,647.7

See the accompanying notes to the financial statements.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Envista Holdings Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on December 18, 2019, for eligible full-time and part-time non-union employees of Envista Holdings Corporation (“Envista,” the “Company” or the “Plan Sponsor”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”). On September 28, 2020, the Envista Holdings Corporation Union Savings Plan merged into the Plan (the “Plan Merger”). After the Plan Merger, eligible union and non-union employees can participate in the Plan.

The Plan is administered by the 401(k) Committee of Envista (the “Committee”) which has overall responsibility for the operation and administration of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Fidelity Workplace Services LLC provides recordkeeping and related services to the Plan and Fidelity Management Trust Company is the trustee to the Plan (together, “Fidelity”).

Contributions

Employee Contributions – Eligible participants may contribute up to 75% of their eligible compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times. For the non-union employees, the Plan has an auto-enrollment feature whereby, unless a newly-hired employee affirmatively elects otherwise, contributions equal to 5% of eligible compensation are made into the Plan beginning with the payroll period beginning on the 45th day following the date that they are notified of this feature, or as soon as administratively practicable thereafter. Union employees are not auto-enrolled in the Plan. Furthermore, eligible participants who are age fifty or older, or who are projected to attain age fifty by the end of the plan year can make catch up contributions as a separate dollar amount election (subject to annual maximum). Eligible participants can also rollover their eligible contributions from their former employer’s retirement plan to the Plan.

Employer Contributions – Non-Union Participants
Non-union participants are immediately eligible to receive Company safe harbor matching contributions each payroll period of 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor contributions. Company safe harbor matching contributions made during the 2024 plan year were $12.7 million.

For non-union employees, in addition to the Company’s safe harbor contributions, after participants complete one year of service, the Company may make additional retirement contributions on behalf of the participants. This discretionary contribution may equal up to 2% of eligible participants’ eligible pay. The Company made discretionary contributions in the amount of $6.3 million for the 2024 plan year in March 2025. In addition, retirement contributions of up to 2% of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the Internal Revenue Service (“IRS”) may be contributed by the Company to participants’ accounts subsequent to the Plan year end. In March 2025, the Company made a discretionary retirement contribution amount of $0.7 million for eligible earnings above the Social Security wage base and below the maximum eligible wage into the Plan for the 2024 plan year. The Company’s discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of completing three years of service, retirement at or after age 65, complete disability or death.

Employer Contribution – Union Participants

Per the terms of the applicable collective bargaining agreement, union participants are eligible for Company matching contributions and additional non-elective employer contributions upon completion of one year of service. Company matching contributions and non-elective employer contributions made during the 2024 plan year were $61,736 and $125,775, respectively. Generally, participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability, or as required pursuant to the terms of the applicable collective bargaining agreement.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Forfeitures may be used to pay Plan expenses or to offset future Company contributions.  If a participant is rehired within five years after termination, their forfeited amount is reinstated. During 2024, $524,916 of the forfeiture fund was used to pay for Company safe harbor matching contributions. As of December 31, 2024 and 2023 forfeiture balances were $16,607 and $323,738, respectively.

Benefit Payments

A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1, following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72 (for participants who attained age 70 ½ before January 1, 2020).

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $7,000, Fidelity will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account, unless the participant elects a direct rollover or payment before that time. If the vested value of the participant’s account is more than $7,000, the participant must contact Fidelity to request a distribution.

Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company, subject to certain limitations and tax penalties.

Notes Receivable from Participants

A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans must be for at least $1,000 and shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Committee establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution.

The interest rate for any loan is a minimum of 1% over the Federal prime rate as published on the last business day of the month by the Federal Reserve and is fixed for the term of each loan. Repayment terms are generally one to five years. Interest and principal payments are deducted from participants’ paychecks each pay period and are credited to participants’ Plan accounts according to their investment election for new contributions in effect at the time repayments are made. The entire loan balance may be paid in full without penalty at any time, by certified check, cashier’s check, or money order.

Participant Accounts

Each participant account is credited with the participant’s contributions, employer contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the participant’s vested account.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan, as provided by the Plan’s provisions. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

Termination of the Plan

Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Given all these factors and the dynamic nature of and volatility in the U.S. financial markets, it is difficult to predict the future impact to the values of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis, while dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions, except as described below, which require recognition or disclosure in these financial statements.

Effective January 1, 2025, the Plan Sponsor restated the Envista Holdings Corporation Savings Plan, which eliminated service and vesting requirements for the employer discretionary retirement contributions. The restatement also updated such items as: the IRS limits for 2025, removed the provisions related to the spin-off of the Plan from the Danaher Savings Plan that no longer apply, and added plan language to clarify temporary employee administration.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on our assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Plan provides for some investments that are valued using Net Asset Value (“NAV”) as a practical expedient. However, none of these investments have limits on their redemption or have commitments. Investments valued using NAV as a practical expedient consist primarily of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2024, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$2,635.8	$—	$—	$2,635.8
Envista Stock Fund	3,491.5	—	—	3,491.5
Mutual funds	20,157.7	—	—	20,157.7
Self-directed brokerage account	55,948.3	—	—	55,948.3
	$82,233.3	$—	$—	$82,233.3
Investments measured at NAV as a practical expedient (a)
Common/collective trusts				495,313.2
Total investments in the Plan, at fair value				$577,546.5
(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of plan assets.

The fair values of the Plan’s investments as of December 31, 2023, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$476.1	$—	$—	$476.1
Envista Stock Fund	4,109.0	—	—	4,109.0
Mutual funds	18,116.6	—	—	18,116.6
Self-directed brokerage account	44,078.6	—	—	44,078.6
	$66,780.3	$—	$—	$66,780.3
Investments measured at NAV as a practical expedient (a)
Common/collective trusts				449,053.9
Total investments in the Plan, at fair value				$515,834.2
(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of plan assets.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.

•The Envista Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments. The Plan restricts each participant’s holdings in the Envista Stock Fund to no more than 25% of their account balance.

•The self-directed brokerage accounts consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.

•The common/collective trusts are valued at NAV as a practical expedient based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the IRS on February 28, 2023. Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore is qualified and tax-exempt.

Accounting standards require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2024 and 2023. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS

Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. In addition, the Plan paid Fidelity administrative expenses in the amount of $341,635 during the year ended December 31, 2024. Fidelity is the trustee as defined by the Plan; therefore, these are party in interest transactions. Additionally, as of December 31, 2024 and 2023, the Plan held 180,812 and 170,695 shares of Envista common stock within the Envista Stock Fund, respectively.

The Company failed to timely remit participant contributions to the Plan for plan year 2023 and 2024 as noted in supplemental table Form 5500, Schedule H, Line 4A. These transactions constitute prohibited transactions as defined by ERISA. The contributions were remitted to the Plan in the respective years, and the 2024 lost earnings are in the process of being funded to the Plan.

SUPPLEMENTAL INFORMATION

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
EIN: 83-2206728, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4A -
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2024

	*Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP**	Contributions Pending Correction in VFCP**	Total Fully Corrected Under VFCP and PTE 2002-51
Year
2023	$82,990	$—	$82,990	$—	$—
2024	$196,087	$—	$196,087	$—	$—

*	Parties-in-interest.

**	Voluntary Fiduciary Correction Program

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
EIN: 83-2206728, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Vanguard Federal Money Market Fund Investor Shares	Money Market		$33,962
	Allspring 100% Treasury Money Market Fund - Class Inst	Money Market		2,601,872
	Total			$2,635,834

*	Envista Stock	Envista Stock Fund		$3,489,210
*	Envista Stock Purchase Account	Envista Stock Fund		2,248
	Total			$3,491,458

	PIMCO Total Return Fund Institutional Class	Mutual Fund		$16,676,942
	PIMCO Inflation Response Multi-Asset Fund Institutional	Mutual Fund		$3,191,510
	Vanguard Equity Income Fund	Mutual Fund		289,205
	Total			$20,157,657

*	Self-Directed Brokerage Account	Self-Directed Brokerage Account		$55,948,380

	T. Rowe Price Blue Chip Growth Trust (Class T1)	Common/ Collective Trust		$75,009,041
	BlackRock Life Path Index 2065 Non-Lendable Fund M	Common/ Collective Trust		2,610,572
	GW&K Small/Mid Cap Core Equity Collective Investment Fund	Common/ Collective Trust		28,538,314
	Arrowstreet International Equity ACWI ex US CIT - Class A	Common/ Collective Trust		15,554,060
	The London Company Income Equity Collective Trust Class 1	Common/ Collective Trust		12,557,594
	BlackRock Equity Index Non-Lendable Fund M	Common/ Collective Trust		60,939,228
	BlackRock MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund R	Common/ Collective Trust		8,678,241
	BlackRock Russell 2500 Index Non-Lendable Fund M	Common/ Collective Trust		6,638,971
	BlackRock U.S Debt Index Non-Lendable Fund M	Common/ Collective Trust		3,351,604
	BlackRock LifePath Index Retirement Non-Lendable Fund M	Common/ Collective Trust		28,006,201
	BlackRock LifePath Index 2030 Non-Lendable Fund M	Common/ Collective Trust		32,303,271
	BlackRock LifePath Index 2035 Non-Lendable Fund M	Common/ Collective Trust		42,140,403
	BlackRock LifePath Index 2040 Non-Lendable Fund M	Common/ Collective Trust		43,912,169
	BlackRock LifePath Index 2045 Non-Lendable Fund M	Common/ Collective Trust		49,020,654
	BlackRock LifePath Index 2050 Non-Lendable Fund M	Common/ Collective Trust		34,869,140
	BlackRock LifePath Index 2055 Non-Lendable Fund M	Common/ Collective Trust		22,859,410
	BlackRock LifePath Index 2060 Non-Lendable Fund M	Common/ Collective Trust		8,567,177
*	Fidelity Managed Income Portfolio II Class 1	Common/ Collective Trust		19,757,106
	Total			$495,313,156

*	Participant loans	Interest rates range from 3.25% to 9.50% with maturity at various dates through July 2045		$7,020,102

*	Parties-in-interest.
**	Historical cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN

June 11, 2025	By:	/s/ Tony Bousquette
Tony Bousquette
Member of the 401(k) Committee for the Envista Holdings Corporation Savings Plan

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm